O. KIM GOHEEN
August 25, 2005
Senior Vice-President,
and Chief Financial Officer

VIA FACSIMILE AND COURIER (202) 772-9220	CAMECO CORPORATION

Ms. Jill Davis	Corporate Office
Branch Chief	2121 – 11th Street West
United States Securities and Exchange Commission	Saskatoon, Saskatchewan
Division of Corporation Finance	Canada S7M 1J3
Mail Stop 70-10
100 “F” Street N.W.	Tel: 306.956.6256
Washington, D.C. 20549	Fax: 206.956.6312

www.cameco.com
Dear Ms. Davis:
Cameco Corporation
Form 40-F Filed March 15, 2005
Your File Number 001-14228
In response to your letter dated August 25, 2005, we agree with Point 1. In our future filings, we will specifically state that we do not enter into arrangements with multiple deliverables, including back-to-back arrangements with a single customer. In regards to Point 2, I will call Mr. Choi to discuss.
Yours truly,
“O. Kim Goheen”
O. Kim Goheen
OKG:pb